Notice to ASX/LSE 1 September 2022 Rio Tinto and Turquoise Hill reach agreement in principle for Rio Tinto to acquire full ownership of Turquoise Hill for C$43 per share in cash Rio Tinto and Turquoise Hill Resources Ltd. (“Turquoise Hill”) have reached an agreement in principle for Rio Tinto to acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto does not currently own for C$43 per share in cash (the “Transaction”). The agreement has the unanimous approval of the independent Special Committee of Turquoise Hill’s Board of Directors (the “Special Committee”), and values the Turquoise Hill minority share capital at approximately US$3.3 billion. The purchase price of C$43 per share in cash represents Rio Tinto’s best and final offer and a premium of: • 67% to Turquoise Hill’s closing price of C$25.68 per share on 11 March 2022, being the day prior to Rio Tinto’s initial public non-binding proposal to acquire Turquoise Hill; and • 125% to Turquoise Hill’s closing price of C$19.12 per share on 24 January 2022, being the day before agreeing on a path forward between the Government of Mongolia, Turquoise Hill and Rio Tinto that enabled commencement of the underground mine at Oyu Tolgoi (“OT”). The Transaction is to be implemented by way of a plan of arrangement under the Business Corporations Act (Yukon) and both companies intend to expeditiously finalise an arrangement agreement (the “Arrangement Agreement”). An announcement will be made with details of the Arrangement Agreement once executed. The Transaction will require the approval of 66.67% of votes cast by shareholders of Turquoise Hill (including Rio Tinto) and the approval of a simple majority of the votes cast by minority shareholders of Turquoise Hill. A special meeting of shareholders of Turquoise Hill to approve the Transaction is expected as early as possible in the fourth quarter of 2022 and, if approved, the Transaction is expected to close shortly thereafter. Rio Tinto and Turquoise Hill have also agreed in principle to the following amendments to the financing Heads of Agreement (“HoA”), to become effective concurrently with the execution of the Arrangement Agreement, to support Turquoise Hill in addressing near term liquidity: • Increasing the early advance facility agreed in May to US$650 million from US$400 million, provided that if there is an anticipated funding shortfall for March 2023 the parties will in good faith discuss increasing the early advance facility by up to an additional US$100 million; • Extending the outside date by which the initial equity of US$650 million must be raised and early advance facility repaid from 31 December 2022 to 31 March 2023 and potentially to 31 May 2023 in the event of regulatory delays to the Arrangement Agreement; • In the event the Transaction has not been approved when the December 2022 principal repayment obligation of US$362 million by Turquoise Hill under the OT project finance facility arises, Rio Tinto has committed to ensuring funds are available to Turquoise Hill. The funds for this payment would be made available on the same terms as the Early Advance and being repayable to Rio Tinto at the same time as the Initial Equity Offering; and • Providing to Turquoise Hill Rio Tinto’s commitment to participate pro rata in the Initial Equity Offering subject to certain pre-conditions set forth in the HoA. Rio Tinto Chief Executive Jakob Stausholm said: “Rio Tinto is committed to moving Oyu Tolgoi forward in direct partnership with the Government of Mongolia to realise its full potential for all stakeholders. This agreement represents another significant step following the recent commencement of the underground operations, and will simplify governance, improve efficiency and create greater certainty of funding for the long-term success of the Oyu Tolgoi project.” Rio Tinto Copper Chief Executive Bold Baatar said: “The transaction simplifies the ownership structure of Oyu Tolgoi and enables Rio Tinto to focus on working in partnership directly with Erdenes Oyu Tolgoi and the Government of Mongolia to create long-term value for all stakeholders. EXHIBIT 99.2

Notice to ASX/LSE Page 2 of 4 “Turquoise Hill minority shareholders will realise a significant and immediate cash premium for their shares at a time when uncertainties inherent in the development of the underground operations remain. Turquoise Hill will also avoid the issuance of any equity component as part of the US$3.6 billion incremental funding requirement through to the completion of the Oyu Tolgoi project. Securing the approval of the Special Committee to our agreement in principle, following extensive negotiations, was essential for Rio Tinto to progress this proposed transaction.” Advisors Credit Suisse, RBC Capital Markets and Rothschild & Co are acting as financial advisors to Rio Tinto, and McCarthy Tétrault LLP and Sullivan & Cromwell LLP are acting as legal advisors. BMO Capital Markets is acting as the exclusive financial advisor to the Turquoise Hill Special Committee and Blake, Cassels & Graydon LLP is acting as its legal advisor. TD Securities has been retained by the Special Committee as an independent valuator in accordance with applicable securities laws. Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as Canadian and U.S. legal counsel, respectively, to Turquoise Hill. Notes to editors If the Transaction is successful Rio Tinto will hold a 66% interest in Oyu Tolgoi with the remaining 34% owned by the Government of Mongolia. Rio Tinto Canadian early warning disclosure Rio Tinto currently beneficially owns 102,196,643 common shares of Turquoise Hill, representing approximately 51% of the issued and outstanding common shares of Turquoise Hill. Rio Tinto also has anti- dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportionate equity interest in Turquoise Hill from time to time. A copy of the related early warning report may be obtained from Rio Tinto’s Group Company Secretary. The head office of Turquoise Hill is located at 1 Place Ville-Marie, Suite 3680, Montreal, Quebec, Canada H3B 3P2. Additional disclosures This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law. Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially include, but are not limited to, those relating to whether the Arrangement Agreement will be executed, or whether this or any other transaction will be consummated. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release. This announcement contains inside information.

Notice to ASX/LSE Page 3 of 4 The person responsible for arranging the release of this announcement on behalf of Rio Tinto plc is Steve Allen, Group Company Secretary. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 4 of 4 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com